Filed Pursuant to Rule 424(B)(3) Registration Statement No. 333-110103

PROSPECTUS

UP TO 7,264,370 SHARES OF
SPECTRUM PHARMACEUTICALS, INC.
COMMON STOCK

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “SPPI.” On October 23, 2003, the closing price of our common stock was $7.39.

     This prospectus relates to the sale of up to 7,264,370 shares of our common stock by the selling stockholders named in this prospectus. The shares of our common stock and the securities which are exercisable for the shares of our common stock which are being offered by this prospectus were issued to the selling stockholders pursuant to a financing transaction and a license agreement. See “Issuance of Common Stock to Selling Stockholders” on page 9. We will not receive any of the proceeds from the sale of these shares.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 13, 2003

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of the Company since the date hereof.

ABOUT SPECTRUM PHARMACEUTICALS, INC.

     We are a pharmaceutical company engaged in (1) the in-licensing of oncology drug candidates and the further development of and strategic alliances for these drug candidates, (2) the out-licensing of our neurology drug candidates to strategic partners and (3) the development and marketing of generic drugs in the United States and have generated revenue from these operations.

     We have incurred losses in every year of our existence and expect to continue to incur significant operating losses for the next several years. We have never generated revenues from product sales and there is no assurance that revenue from product sales will ever be achieved. There is no assurance that any of our proposed products will ever be successfully developed, receive and maintain required governmental regulatory approvals, become commercially viable or achieve market acceptance.

     The pharmaceutical marketplace in which we operate is highly competitive, and includes many large, well-established companies pursuing treatments for the applications we are pursuing. See “Risk Factors” below.

     This prospectus relates to the sale of up to 7,264,370 shares of our common stock by the stockholders identified under the heading “Selling Stockholders” below. The securities were issued and sold to the selling stockholders in private placement transactions.

     We were incorporated in Colorado in December 1987 and reincorporated in Delaware in June 1997. In December 2002 we changed our name from NeoTherapeutics, Inc. to Spectrum Pharmaceuticals, Inc. Our executive offices are located at 157 Technology Drive, Irvine, California 92618. Our telephone number is (949) 788-6700. Our web site address is www.spectrumpharm.com. Information contained in our web site does not constitute part of this prospectus.

     Unless otherwise specified or required by context, references in this prospectus to “we,” “us,” “our” and “Spectrum” refer to Spectrum Pharmaceuticals, Inc. and its subsidiaries on a consolidated basis.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

     Our losses will continue to increase as we expand our development efforts, and our efforts may never result in profitability.

     Our cumulative losses during the period from our inception in 1987 through June 30, 2003 were approximately $144.7 million, almost all of which consisted of research and development and general and administrative expenses. We lost approximately $46.4 million in 2000, $27.8 million in 2001, $17.6 million in 2002 and $3.3 million in the first six months of 2003. We expect our losses to continue in the future as we expand our clinical trials and increase our research and development activities. We currently do not sell any products or services and we may never achieve significant revenues or become profitable. Even if we eventually generate revenues from sales, we nevertheless expect to incur operating losses over the next several years.

     Our business does not generate the cash needed to finance our current and anticipated operations and therefore, we will need to raise additional capital.

     Our business does not generate cash from operations needed to finance our operations. We have relied primarily on raising capital through the sale of our securities, and/or out-licensing our drug candidates and technology, to meet our financial needs. Our existing cash and investment securities are sufficient to fund our current planned pharmaceutical operations until June 2006. Therefore, we will need to seek additional capital by June 2006, or sooner, through public or private financings, including equity financings, and through other arrangements to continue operating our businesses and to support the research and development of our potential products long-term. In addition, if we choose to expand our operations beyond what is currently planned, we will have to raise capital sooner.

     Since our business does not generate cash from operations needed to finance our operations, our capital requirements are driven by our operating expenses. Our future operating expenses will depend on many factors, including:

•	continued scientific progress in research and development to identify and develop or obtain additional drug candidates;

•	the cost and progress of preclinical and clinical testing of our anti-cancer drugs and additional drug candidates;

•	cost involved in filing, prosecuting and enforcing patent claims;

•	effect of competing technological developments;

•	cost of commercialization activities;

•	time and cost involved in obtaining regulatory approvals; and

•	our ability to establish collaborative and other arrangements with third parties, such as licensing and manufacturing agreements.

     We will have to raise substantial additional capital to meet these operating expenses and support our future growth.

     We may not be able to raise additional capital on favorable terms, if at all. Accordingly, we may be forced to significantly change our business plans and restructure our operations to conserve cash, which would likely involve out-licensing or selling some or all of our intellectual, technological, and/or tangible property not presently contemplated and at terms that we believe would not be favorable to us and/or reducing the scope and nature of our currently planned research and drug development activities. An inability to raise additional capital would also impact our ability to expand operations.

     Holders of our preferred stock may require us to redeem up to $10 million in shares of the preferred stock.

     On September 26, 2003, we completed a sale to certain institutional investors of 2,000 shares of our Series E Convertible Voting Preferred Stock and warrants to purchase up to an aggregate of 2,800,000 shares of our common stock at an exercise price of $6.50 per share for an aggregate purchase price of $20,000,000. Pursuant to the terms of the Certificate of Designation, Rights and Preferences of the Preferred Stock, up to one-half of the preferred shares can be redeemed at the holder’s discretion, for face value of up to $10 million, if we have not concluded the acquisition of an oncology drug product candidate by the end of December 2003. There can be no assurance that we will be able to identify and acquire an oncology drug candidate on acceptable terms, or at all, prior to December 26, 2003. If the holders do require us to redeem shares of the preferred stock, then the number of shares of common stock issuable upon exercise of the warrant issued to the redeeming holders will be reduced proportionately.

     If we are required to redeem shares of the preferred stock, we may have to raise additional capital sooner than anticipated in order to meet our anticipated operations. There can be no assurance that capital will be available on acceptable terms or at all.

     Our business plans require that we enter into strategic alliances agreements for which we have limited experience.

     Our long-term business plans require that we enter into collaborative partnership agreements and strategic alliance agreements with larger pharmaceutical companies to co-develop, manufacture and market our product candidates. We are currently seeking strategic alliances, but we have limited experience in obtaining such alliances. We cannot give any assurance that we will be successful in establishing additional alliances or that we will be able to maintain existing and new alliances in a manner that is beneficial to us.

     Our efforts to in-license and develop new drug candidates may fail.

     In 2002, we shifted our strategic focus from discovery and development of neurology drugs to the in-licensing of oncology drug candidates and the further development of and forming strategic alliances for these drug candidates, and the out-licensing of our neurology drug candidates to strategic partners. In the fourth quarter of 2002, we announced plans to pursue regulatory approval in the United States of generic drugs manufactured by J.B. Chemicals & Pharmaceuticals Ltd., or JBCPL, an Indian company, through our existing joint venture, NeoJB LLC. However, we may not in-license, discover or validate any more new drug development targets based on our efforts.

     Our potential drug candidates are in various stages of clinical and pre-clinical development and may not prove safe or effective enough to obtain regulatory approval to sell any of them.

     We have acquired rights to three anti-cancer drugs and we have commenced a clinical trial of our Eoquin drug candidate for superficial urinary bladder cancer. We expect that we will need to complete additional trials before we will be able to apply for regulatory approval to sell any of our potential drug candidates. Our other proposed drug candidates are in various stages of development. We cannot be certain that any of our proposed drug candidates will prove to be safe or effective in treating cancer, disorders of the nervous system, or any other diseases or indications. Our former lead drug candidate, Neotrofin, failed to demonstrate efficacy in previous trials for Alzheimer’s disease and Parkinson’s disease. All of our proposed drugs will require additional research and development, testing and regulatory clearance before we can sell them. We cannot be certain that we will receive regulatory approval to sell any of our proposed drugs. We do not expect to have any oncology products commercially available for at least five years, if at all.

     The development of our lead drug candidate, satraplatin, depends on the efforts of a third party.

     On September 30, 2002, we entered into a co-development and license agreement with GPC Biotech AG for the development and commercialization of our lead drug candidate, satraplatin. GPC Biotech has agreed to fully fund development and commercialization expenses for satraplatin. We will not have control over the drug development process and therefore, the success of our lead drug candidate will depend upon the efforts of a third party. There is no assurance that GPC Biotech will be successful in the clinical development of the drug, the achievement of any milestones such as the acceptance of an NDA (New Drug Application) filing by the United States Food and Drug Administration or the eventual commercialization of satraplatin.

     Our efforts to enter the generic drug market may fail.

     We plan to use our management’s experience with the regulatory approval process in the United States to seek the introduction of generic drug products into the United States, which may include generic drugs produced by other pharmaceutical companies or developed internally by us. While some members of our management have experience with obtaining regulatory approval of drug candidates in the United States, we have limited experience with generic drug products, and, as a company, we have not successfully obtained regulatory approval of any of our drug candidates.

     On January 15, 2003, we announced the filing of our first Abbreviated New Drug Application, or ANDA, with the United States Food and Drug Administration. The filing was made by our NeoJB LLC subsidiary on behalf of JBCPL, and relates to a generic drug product manufactured by JBCPL. While we announced on May 9, 2003, that the FDA has accepted the ANDA for filing, we cannot be certain that the FDA will approve this ANDA, or if approved, that we will be able to complete a transfer pricing agreement with JBCPL to allow NeoJB to market the drug product in the United States on terms favorable to us or at all.

     Even if we obtain regulatory approval to market one or more generic drug products in the United States, we may face opposition from the producers of the branded versions of these drugs. Branded pharmaceutical companies have historically been aggressive in seeking to prevent generic competition, including the extensive use of litigation.

     In addition, many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of one patent, which could extend patent protection for a number of years or otherwise delay the launch of generics;

•	using the Citizen Petition process to request amendments to FDA standards;

•	seeking changes to the United States Pharmacopeia, an organization which publishes industry recognized compendia of drug standards; and

•	attaching patent extension amendments to non-related federal legislation.

     In addition, some branded pharmaceutical companies have engaged in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs. Some of these initiatives could have an impact on products that we will seek to introduce to the United States. We have limited resources, and may not be able to effectively respond to these or other measures that may be taken by pharmaceutical companies that produce the branded version of our generic products.

     We must comply with the listing requirements of the Nasdaq SmallCap Market or we could be delisted and the liquidity of our common stock would decline.

     Our common stock is listed on Nasdaq SmallCap Market under the ticker symbol SPPI. To remain listed on this market, we must meet Nasdaq’s continued listing requirements. Among other requirements, Nasdaq rules require that a SmallCap Market company maintain a minimum stockholders’ equity of $2.5 million or a minimum market value of listed securities of $35 million or a net income from continuing operations (in latest fiscal year or 2 of the last 3 fiscal years) of at least $500,000. As of June 30, 2003, we were in compliance with this standard, however, there is no assurance that we will be able to maintain compliance with any of the continued listing requirements. If we fail to do so, our common stock could be delisted from the Nasdaq SmallCap Market. As a result of the recent review of our listing status, Nasdaq has specified as an additional condition of our continued listing that we must show that we continue to meet the minimum stockholder’s equity and other requirements for continued listing on the Nasdaq SmallCap Market in a timely filing of our Quarterly Report on Form 10-Q with the Securities and Exchange Commission for the third quarter of 2003.

     If our common stock is delisted from the Nasdaq SmallCap Market, we would likely seek quotation on the American Stock Exchange or a regional stock exchange, if available. However, we do not currently meet the initial listing standards of the American Stock Exchange and quotation on a regional stock exchange could reduce the market liquidity for our common stock. If our common stock is not quoted on another market or exchange, trading of our common stock could be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

     If our common stock is delisted from the Nasdaq SmallCap Market, and if we fail to obtain quotation on another market or exchange, and if the trading price remains below $5.00 per share, then trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of stockholders to borrow against or “margin” low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual stockholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

     Nasdaq corporate governance rules prohibit an issuer of listed securities from issuing 20% or more of its outstanding common stock or voting stock in one transaction or a series of related transactions, other than a public offering at less than the greater of book value or the then current market value, without obtaining prior stockholder consent. While we have obtained stockholder approval of this type of financing in the past, we do not currently have stockholder approval to do similar financings in the future. We do not generate sufficient revenues to fund operations, and we do not currently have sufficient cash on hand to fund our operations beyond June 2006. While we are exploring all financing and strategic alternatives, we will need to raise additional funds through the sale of securities by June 2006, or sooner, to continue operating our business. Based on our recent experience and our current financial position, we believe that we might need to offer our securities at a discount to market price in order to attract investors to provide these funds. Therefore Nasdaq’s 20% share limitation rule may hinder or prevent financing transactions from occurring.

     Any failure to comply with extensive governmental regulation could prevent or delay product approval or cause governmental authorities to disallow our products after approval and subject us to criminal or civil liabilities.

     The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing and data collection procedures, and other costly and time consuming compliance procedures. These requirements apply to every stage of the clinical trial process and make it difficult to estimate when any of our drug candidates will be available commercially, if at all. Our proprietary compounds will require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug candidates. We think it is prudent to expect setbacks. While we believe that we are currently in compliance with applicable FDA regulations, if we fail to comply with the regulations applicable to our clinical testing, the FDA may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived from the clinical tests may be unsuitable for submission to the FDA or other regulatory agencies.

     We cannot predict with certainty when we might submit any of our drug candidates currently under development for the regulatory approval required in order to commercially sell the products. Once we submit a drug candidate for commercial sale approval, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain these approvals, our business and prospects may be significantly damaged. If we fail to comply with regulatory requirements, either prior to seeking approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

•	product recalls or seizures;

•	injunctions;

•	civil penalties;

•	criminal prosecution;

•	refusals to approve new products and withdrawal of existing approvals; and

•	enhanced exposure to product liabilities.

     The loss of key researchers or managers could significantly hinder our drug development process and might cause our business to fail.

     Our success depends upon the contributions of our key management and scientific personnel, especially Dr. Rajesh C. Shrotriya, our Chairman, President and Chief Executive Officer and Dr. Luigi Lenaz, the President of our Oncology division. Dr. Shrotriya has been President since 2000 and Chief Executive Officer since 2002, and has spearheaded the major changes in our business strategy and coordinated structural reorganization. Dr. Lenaz has been President of our Oncology Division since 2001 and has played a key role in the identification and development of our oncology drug candidates. Our loss of the services of Dr. Shrotriya, Dr. Lenaz or any other key personnel could delay or preclude us from achieving our business objectives. Dr. Shrotriya has an employment agreement with us that will expire on December 31, 2004, with automatic one-year renewals thereafter unless we or Dr. Shrotriya gives notice of intent not to renew at least 90 days in advance of the renewal date. Dr. Lenaz has an employment agreement with us that will expire on July 1, 2004, with automatic one year renewals thereafter unless Dr. Lenaz or we give notice of intent not to renew at least 90 days in advance of the renewal date.

     We may need substantial additional expertise in marketing and other areas in order to achieve our business objectives.

     Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the inability to attract and retain the additional skilled personnel required for the expansion of our business, could significantly damage our business.

     In addition, due to the shift in our strategic focus in 2002, we made reductions in clinical, administrative and research personnel. We believe that we retained the correct number and level of personnel that are key to our success in executing our strategic focus. We may be wrong and later require additional personnel or personnel with skills different than those that we retained.

     If we cannot protect or enforce our intellectual property rights adequately, the value of our research could decline as our competitors appropriate portions of our research.

     We actively pursue patent protection for our proprietary products and technologies. We hold rights to thirteen U.S. patents and currently have seventeen U.S. patent applications pending. The Company has determined it will not continue to maintain eight of the U.S. patents and thirteen of the U.S. patent applications relating to Neotrofin. Our issued patents expire between 2003 and 2020. In addition, we have numerous foreign patents issued and patent applications pending corresponding to our U.S. patents. However, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights.

     We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees, consultants and others, these agreements may not successfully protect our trade secrets or other proprietary information.

     We are a small company relative to our principal competitors and our limited financial and research resources may limit our ability to develop and market new products.

     Many companies, both public and private, including well-known pharmaceutical companies such as Amgen, Inc., Bayer AG, Eli Lilly and Company, Novartis AG, Bristol-Meyers Squibb Company, Glaxo SmithKline, IDEC Pharmaceuticals, Vertex Pharmaceuticals, Inc., Guilford Pharmaceuticals, Inc., Cephalon, Inc., Aventis, Elan Corporation, Pfizer, Inc., Janssen Pharmaceutica, Inc. and Shire Pharmaceuticals Group plc, are developing products to treat certain of the diseases we are pursuing. Competitors that have a strategic and clinical focus similar to ours include AVI Biopharma, Inc., Chiron Corp., Corixa Corp., Dendreon Corp., Genta Inc., Imclone Systems Incorporated, MGI Pharma, Inc. and SuperGen, Inc. among others. Companies that have a similar generic strategy include American Pharmaceuticals, Barr Laboratories, Sicor, Inc., Teva Pharmaceuticals and Watson Pharmaceuticals. Many of these companies have substantially greater financial, research and development, manufacturing, marketing and sales experience and resources than us. As a result, our competitors may be more successful than us in developing their products, obtaining regulatory approvals and marketing their products to consumers.

     Numerous oncology drugs are on the market for each cancer type we are pursuing. For example, cisplatin and carboplatin are the most prevalent platinum-based derivatives used in chemotherapy. Our product candidate, satraplatin, if the FDA ever approves it, would likely compete against these drugs directly. Unless satraplatin is shown to have better efficacy and is as cost effective if not more cost effective than cisplatin and carboplatin, it may not gain acceptance by the medical field and therefore never be successful commercially.

     We may be dependant on third parties for clinical testing, manufacturing and/or marketing.

     We may not conduct some clinical trials ourselves, and we will not manufacture any of our proposed products for commercial sale nor do we have the resources necessary to do so. Our current management does not have any experience marketing pharmaceutical products. We intend to contract with larger pharmaceutical companies or contract research organizations to conduct such activities. In connection with our efforts to secure corporate partners, we may seek to retain certain co-marketing rights to certain of our drug candidates, so that we may promote our products to selected medical specialists while our corporate partner promotes these products to the medical market generally. We cannot be certain that we will be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure adequate partnering arrangements, we will have to hire additional employees or consultants with expertise in marketing, since our current employees have no experience in these areas. We cannot be certain that sufficient employees with relevant skills will be available to us. Any increase in the number of our employees would increase our expense level, and could have an adverse effect on our financial position.

     In addition, we cannot be certain that we or our potential corporate partners can successfully introduce our proposed products or that such proposed products will achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to secure arrangements to manufacture and market our proposed products at prices that would permit us to make a profit. To the extent that clinical trials are conducted by corporate partners, we may not be able to control the design and conduct of these clinical trials.

     Competition for patients in conducting clinical trials may prevent or delay approval of a drug candidate and strain our limited financial resources.

     Many pharmaceutical companies are conducting clinical trials in patients with the cancer types that Spectrum’s drug candidates target. As a result, we must compete with them for clinical sites, physicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we cannot be certain how many of the eligible cancer patients may be enrolled in competing studies and consequently not available to us. This competition may increase costs of our clinical trials and delay the introduction of our potential products.

     Our limited experience at managing and conducting clinical trials ourselves may delay the trials and increase our costs.

     We may manage and conduct some future clinical trials ourselves rather than hire outside clinical trial contractors. We believe managing and conducting clinical trials ourselves has reduced and could continue to reduce the costs associated with our clinical trials and gives us more control over the clinical trial process. However, while some of our management has had experience at conducting clinical trials, we have limited experience in doing so as a company. While we have not experienced significant delays or increased costs to date by conducting clinical trials ourselves, as we move forward with our self-conducted clinical trials, our limited experience may delay the completion of our clinical trials and increase our costs.

     We may be subject to product liability claims, and may not have sufficient product liability insurance to cover any claims, which may expose us to substantial liabilities.

     We may be exposed to product liability claims from patients who participate in our clinical trials, or, if we are able to obtain FDA approval for one or more of our potential products, from consumers of our products. Although we currently carry product liability insurance in the amount of $5 million per occurrence, it is possible that the amounts of this coverage will be insufficient to protect us from future claims. Further, we cannot be certain that we will be able to maintain our existing insurance or obtain or maintain additional insurance on acceptable terms for our clinical and commercial activities or that such additional insurance would be sufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business, prospects and results of operations if claims are made that exceed our coverage.

     The use of hazardous materials in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.

     Our research and development efforts involve the use of hazardous materials, including biological materials, chemicals and radioactive materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of these materials and some waste products. We believe that our safety procedures for the storage, use and disposal of these materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were to be an accident, we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage of up to $1,000,000 per occurrence for injuries resulting from the hazardous materials we use, and up to $25,000 per occurrence for pollution clean up and removal; however, future claims may exceed these amounts. Currently the costs of complying with federal, state and local regulations are not significant, and consist primarily of waste disposal expenses.

     There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of these shares could cause the market price of our common stock to fall. Any future equity issuances by us may have dilutive and other effects on our existing stockholders.

     There were 6,343,086 shares of our common stock outstanding as of October 23, 2003. In addition, security holders held options, warrants and other rights as of October 23, 2003 which, if exercised, would obligate us to issue up to an additional 7,375,288 shares of common stock at a weighted average exercise price of $10.54 per share, of which 6,686,273 shares are subject to options or warrants which are currently exercisable at a weighted average exercise price of $10.51 per share. In addition, the outstanding shares of our Series D 8% Cumulative Convertible Voting Preferred Stock, at a conversion price of $2.35 per share, are currently convertible into a total of 1,331,914 shares of our common stock and the outstanding shares of our Series E Convertible Voting Preferred Stock, at a conversion price of $5.00 per share, are currently convertible into a total of 4,000,000 shares of our common stock. The holders of the Series D preferred stock may receive additional shares of our common stock as payment of dividends. A substantial number of the shares described above, when we issue them upon exercise, will be available for immediate resale in the public market. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market.

     We have financed our operations, and we expect to continue to finance our operations, primarily by issuing and selling our common stock or securities convertible into or exercisable for shares of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and may have a dilutive impact on our other stockholders. These issuances would also cause our net income, if any, or loss per share to decrease in future periods. As a result, the market price of our common stock could drop.

     The market price and trading volume of our common stock fluctuate significantly and could result in substantial losses for individual investors.

     The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price and volume of our common stock to decrease. In addition, the market price and volume of our common stock is highly volatile. Factors that may cause the market price and volume of our common stock to decrease include fluctuations in our results of operations, timing and announcements of our technological innovations or new products or those of our competitors, FDA and foreign regulatory actions, developments with respect to patents and proprietary rights, public concern as to the safety of products developed by us or others, changes in health care policy in the United States and in foreign countries, changes in stock market analyst recommendations regarding our common stock, the pharmaceutical industry generally and general market conditions. In addition, the market price and volume of our common stock may decrease if our results of operations fail to meet the expectations of stock market analysts and investors. While a decrease in market price could result in direct economic loss for an individual investor, low trading volume could limit an individual investor’s ability to sell our common stock, which could result in substantial economic loss as well. During 2002, the price of our common stock ranged between $101.25 and $0.80, as adjusted to reflect a 25-for-1 reverse split of our outstanding common stock that we effected on September 6, 2002, with a range between $1.66 and $10.37 during the period from January 2, 2003 up to and including October 23, 2003. In addition, during 2002, the daily trading volume, adjusted to reflect the reverse split, has been as high as 777,764 shares and as low as 940 shares, with a high of 3,388,000 and a low of 1,300 during the period from January 2, 2003 up to and including October 23, 2003.

     Certain provisions of our preferred stock may prevent or make it more difficult for us to raise funds or take certain other actions.

     Certain provisions of the September 26, 2003 Preferred Stock and Warrant Purchase Agreement and Certificate of Designation, Rights and Preferences of the Series E Convertible Voting Preferred Stock (“Series E Preferred Stock”) may require us to obtain the approval of the preferred stockholders to (i) amend, alter or repeal any provision of the Charter, Bylaws which may be deemed to adversely affect the terms of the Preferred Stock (ii) offer, sell or designate a security senior to or equal with the Preferred Stock, (iii) sell or issue common stock or securities convertible into or exercisable for shares of our common stock below $5.00 per share, (iv) incur any bank or non-trade indebtedness, (v) grant or make any mortgage or pledge of our property, (vi) merge or consolidate with another entity or sell or dispose of substantially all our assets or businesses or (vii) take certain other actions. These provisions may make it more difficult for management, the board of directors or stockholders of the Company to take certain corporate actions and could delay, discourage or prevent future financings. These provisions could also limit the price that certain investors might be willing to pay for shares of our common stock.

     Certain charter and bylaws provisions and our stockholder rights plan may make it more difficult for someone to acquire control of us or replace current management.

     Certain provisions of our Certificate of Incorporation, as amended, and Bylaws may make it more difficult for someone to acquire control of us or replace our current management. These provisions may make it more difficult for stockholders to take certain corporate actions and could delay, discourage or prevent someone from acquiring our business or replacing our current management, even if doing so would benefit our stockholders. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.

     On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock. These rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders.

     Our business is sometimes involved, or perceived by the public to be involved, in activities that may be seen as morally unacceptable and therefore may be legislated against, preventing us from engaging in certain research and development activities and eventually marketing certain drug candidates.

     Our business involves the use of animals for certain research and development activities. Some groups perceive this as inhumane or otherwise morally unacceptable. If pressure by these groups and others results in legislation that limits or prevents any of our research and development activities, our business may be significantly harmed.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference.

     We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission, or SEC. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Risk Factors” in our Annual Report on Form 10-K. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

     On September 26, 2003, we completed a financing pursuant to which we issued to certain of the selling stockholders (i) 2,000 shares of our Series E Convertible Voting Preferred Stock for $10,000 per share, which, at a conversion price of $5.00 per share, are convertible into 4,000,000 shares of our common stock, and (ii) warrants to purchase up to 2,800,000 shares of our common stock at an exercise price of $6.50, in consideration for cash in the aggregate amount of $20,000,000. Pursuant to the registration rights agreement which we entered into in connection with the financing, we have filed a registration statement, of which this prospectus forms a part, in order to permit the selling stockholders to resell to the public the shares of common stock they have or may acquire.

     We entered into a financial advisory agreement as of February 1, 2003, with SCO Financial Group LLC (“SCO”) whereby we agreed, among other fees, to (i) pay SCO a success fee of 7% of the total amount of cash paid us pursuant to a corporate finance transaction with any party that SCO identified to us, (ii) provide warrant coverage of 10% at the exercise price and in the form of any warrants issued to the purchasers and (iii) reimburse SCO for its out-of-pocket expenses incurred in connection with SCO’s role in the transaction in the amount of 1% of the total amount of cash paid to the us. In addition, pursuant to the financial advisory agreement, we agreed to indemnify SCO and each of its affiliates against any losses, claims, damages and liabilities which they become subject to as a result of any transaction contemplated by the financial advisory agreement, unless SCO acts with bad faith or gross negligence.

     Pursuant to our advisory agreement with SCO, in connection with the sale of our securities to certain of the selling stockholders, we paid a fee to SCO consisting of a cash payment of approximately $1,344,000 and warrants to purchase up to 168,000 shares of our common stock at an exercise price of $6.50 per share. At the request of SCO, the warrants were issued to SCO Capital Partners, LLC, an affiliate of SCO and certain of SCO’s employees. We are registering the shares of our common stock issuable upon exercise of these warrants pursuant to this prospectus. SCO has also orally asserted that if any of the warrants issued to certain of the selling stockholders pursuant to the financing discussed above are exercised, SCO believes that it would be entitled to an additional cash fee equal to 7% of the aggregate price of the warrants. The Company has informed SCO that it does not believe that it is liable for any fee upon exercise of the warrants issued pursuant to the financing discussed above. SCO has not made a formal written demand and no warrants have been exercised. However, there is no assurance that we will not be liable for payment of any fee on the exercise of the warrants for gross proceeds of up to $18.2 million, and, if we were liable for such fee and all the warrants in question were exercised, we would owe approximately $1,274,000.

     We also entered into a financial advisory arrangement, with Rodman & Renshaw, Inc. (“Rodman”) whereby we agreed, among other fees, to (i) pay Rodman a success fee of 7% of the total amount of cash paid us pursuant to a corporate finance transaction with any party that Rodman identified to us, (ii) provide warrant coverage of 10% at the exercise price and in the form of any warrants issued to the purchasers and (iii) reimburse Rodman for its out-of-pocket expenses incurred in connection with Rodman’s role in the transaction in the amount of 1% of the total amount of cash paid to the us. Pursuant to our advisory arrangement with Rodman, in connection with the sale of our securities to certain of the selling stockholders, we paid a fee to Rodman consisting of a cash payment of $256,000 and issued warrants to purchase up to 32,000 shares of our common stock at an exercise price of $6.50 per share.

     In connection with a Co-Development and License Agreement with GPC Biotech AG dated September 30, 2002, we received a $1 million cash investment from GPC Biotech AG in our common stock upon the dosing of the first patient under the agreement. The purchase price of the common stock was based on a 50 percent premium to a 20-day average of closing prices, which equated to $7.79 per share and therefore we issued 128,370 shares of our common stock to GPC Biotech AG. Pursuant to our commitment entered into in connection with the Co-Development and License Agreement, we are including the 128,370 shares of our common stock in this registration statement.

USE OF PROCEEDS

     The proceeds from the sale of the common stock under this prospectus will belong to the selling stockholders. While we will not receive any proceeds from this offering, if the warrants that were issued to certain of the selling stockholders to purchase up to 3,136,000 shares of our common stock are all exercised, we will receive estimated proceeds of $20,384,000. If we do receive any proceeds from the exercise of the warrants, we will likely use such proceeds for general corporate purposes.

DILUTION

     The net tangible book value of our common stock on June 30, 2003 was a negative $2,506,774, or approximately $(0.75) per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of the preferred stock, payment of dividends, or exercise of the warrants, and, to the extent the warrants are exercised for cash, the net tangible book value of our common stock may increase. If all the warrants for which the shares of our common stock that are issuable upon exercise of the warrants are being offered pursuant to this prospectus were exercised for cash and including the $20,000,000 raised pursuant to the sale of 2,000 shares of our Series E Convertible Voting Preferred Stock for which the shares of our common stock that are issuable upon conversion of the Series E Convertible Voting Preferred Stock are being offered pursuant to this prospectus, the net tangible book value of our common stock would be $38,877,228, or approximately $3.46 per share, excluding the effect of any other transactions occurring after June 30, 2003, except for the original issuance of the common stock included in this registration statement. Since we will not receive any of the proceeds from the sale of common stock under this prospectus, the net tangible book value of our common stock will not be increased as a result of such sales, nor will the number of shares outstanding be affected by such sales. Consequently, there will be no change in net tangible book value per share of our common stock as a result of any sales made under this prospectus. However, any dilution to new investors will represent the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock at the time of the purchase.

SELLING STOCKHOLDERS

     The selling stockholders may sell up to 7,264,370 shares of our common stock pursuant to this prospectus. The shares of our common stock offered by this prospectus were issued or may be issued to the selling stockholders in connection with the financing transaction and licensing agreement described above under “Issuance of Common Stock to the Selling Stockholders.” We have no other material relationship with the selling stockholders except for our financial advisory agreement with SCO Financial Group LLC, an affiliate of SCO Capital Partners LLC and for which Jeffrey B. Davis, Daniel DiPeitro, Joshua Golomb and Preston Tsao are employees, the terms of which are described above under “Issuance of Common Stock to the Selling Stockholders.” In addition, we have entered into a co-development and license agreement with GPC Biotech AG, which was filed with the Securities and Exchange Commission as Exhibit 10.9 to our Quarterly Report on From 10-Q for the period ended September 30, 2002.

     The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of October 23, 2003. There were 6,343,086 shares of our common stock outstanding as of October 23, 2003.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Before Offering		Number of Shares	Following the Offering(2)
			of Common Stock
Name	Number	% of Class(1)	Offered Hereby	Number	% of Class

SDS Merchant Fund, L.P. (3) (4)	2,068,054	24.60%	1,077,800	990,254	11.78%
Robert Apple	10,200	0.16%	10,200	—	0.00%
BayStar Capital II, L.P. (5) (14)	1,180,924	15.78%	1,088,000	92,924	1.24%
North Sound Legacy Fund LLC (3) (6) (14)	93,199	1.45%	51,000	42,199	0.66%
North Sound Legacy International Fund Ltd. (3) (7) (14)	1,034,009	14.02%	544,000	490,009	6.64%
North Sound Legacy Institutional Fund LLC (3) (8) (14)	996,229	13.57%	493,000	503,229	6.86%
Scott Craven	170,000	2.61%	170,000	—	0.00%
SCO Capital Partners LLC (3) (9) (14)	1,391,831	18.01%	370,000	1,021,831	13.22%
Xmark Fund, Ltd. (10)	683,258	9.72%	612,000	71,258	1.01%
Xmark Fund, L.P. (11)	450,041	6.62%	408,000	42,041	0.62%
Cranshire Capital, LP (12) (13)	765,692	10.96%	510,000	255,692	3.66%
Omicron Master Trust (14) (15)	648,572	9.28%	510,000	138,572	1.98%
ProMed Partners, L.P. (16)	71,400	1.11%	71,400	—	0.00%
ProMed Offshore Fund, Ltd. (17)	13,600	0.21%	13,600	—	0.00%
Paul Scharfer (14)	146,525	2.26%	85,000	61,525	0.95%
Jeffrey B. Davis (14) (18)	174,775	2.69%	109,000	65,775	1.01%
Daniel DiPietro (14) (18)	57,900	0.91%	31,800	26,100	0.41%
James T. Betts (14)	163,200	2.55%	34,000	129,200	2.02%
Quoque Capital LLC (19)	374,000	5.57%	374,000	—	0.00%
Steven M. Oliveira	85,000	1.32%	85,000	—	0.00%
Alpha Capital AG (20)	68,000	1.06%	68,000	—	0.00%
Bluegrass Growth Fund LP (21)	51,000	0.80%	51,000	—	0.00%
OTAPE Investments LLC (22)	51,000	0.80%	51,000	—	0.00%
Islandia, LP (23)	85,000	1.32%	85,000	—	0.00%
Midsummer Investment, Ltd. (24)	129,200	2.00%	129,200	—	0.00%
Sands Brother Venture Capital, LLC (25)	17,000	0.27%	17,000	—	0.00%
Sands Brother Venture Capital II, LLC (26)	17,000	0.27%	17,000	—	0.00%
Sands Brother Venture Capital III, LLC (27)	17,000	0.27%	17,000	—	0.00%
Sands Brother Venture Capital IV, LLC (28)	17,000	0.27%	17,000	—	0.00%
Joshua Golomb (14) (18)	16,000	0.25%	10,000	6,000	0.09%
Preston Tsao (18)	26,000	0.41%	26,000	—	0.00%
GPC Biotech AG (29)	128,370	2.02%	128,370	—	0.00%

(1)	For the purposes of calculating the percent of class beneficially owned by a holder, shares of common stock which may be issued to that holder within 60 days of October 23, 2003 are deemed to be outstanding. Pursuant to the terms of the Certificate of Designation of the Series E Convertible Voting Preferred Stock (“Series E Preferred Stock”), the number of shares of our common stock that may be acquired by any holder of our Series E Preferred Stock upon any conversion of the Series E Preferred Stock or that shall be entitled to voting rights is limited to the extent necessary to insure that, following such conversion, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.95% of the total number of shares of our common stock then outstanding. In addition, the holder of the Series E Preferred Stock also owns warrants (the “Series E Warrants”) which also provide that the number of shares of our common stock that may be acquired by any holder of the Series E Warrants upon exercise of the Series E Warrants is limited to the extent necessary to insure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.95% of the total number of shares of our common stock then outstanding.

(2)	Assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this Prospectus.

(3)	This Selling Stockholder beneficially owns shares of our Series D 8% Cumulative Convertible Voting Preferred Stock (“Series D Preferred Stock”). Pursuant to the terms of the Certificate of Designation for the Series D Preferred Stock, the number of shares of our common stock that may be acquired by any holder of Series D Preferred Stock upon any conversion of the preferred stock or that shall be entitled to voting rights is limited to the extent necessary to insure that, following such conversion, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.95% of the total number of shares of our common stock then outstanding. In addition, the holder of the Series D Preferred Stock also owns warrants (the “Series D Warrants”)

which also provide that the number of shares of our common stock that may be acquired by any holder of the Series D Warrants upon exercise of the Series D Warrants is limited to the extent necessary to insure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.95% of the total number of shares of our common stock then outstanding.

(4)	SDS Capital Partners, LLC is the General Partner of SDS Merchant Fund, LP. Steve Derby is the sole Managing Member of SDS Capital Partners, LLC, and is the natural person who exercises voting and investment control over the securities beneficially owned.

(5)	Bay Capital Management, LLC is the General Partner of BayStar Capital II, L.P. Steve Derby, Lawrence Goldfarb, and Steven M. Lamar are the three Managing Members of the General Partner, and acting together are the natural persons who exercise voting and investment control over the securities beneficially owned.

(6)	North Sound Capital LLC is the Investment Advisor to North Sound Legacy Fund LLC. Thomas McAuley is the sole Managing Member of North Sound Capital LLC and is the natural person exercising voting and investment control over the securities.

(7)	North Sound Capital LLC is the Investment Advisor to North Sound Legacy International Fund Ltd. Thomas McAuley is the sole Managing Member of North Sound Capital LLC and is the natural person exercising voting and investment control over the securities.

(8)	North Sound Capital LLC is the Investment Advisor to North Sound Legacy Institutional Fund LLC. Thomas McAuley is the sole Managing Member of North Sound Capital LLC and is the natural person exercising voting and investment control over the securities.

(9)	Steven H. Rouhandeh, the chairman of SCO Capital Partners LLC, has voting and investment power over the securities beneficially owned by SCO Capital Partners LLC. Steven H. Rouhandeh also has voting and investment power over 51,240 shares beneficially owned through two trusts which have not been included in the Selling Stockholder table.

(10)	Xmark Fund, Ltd., a Cayman Islands corporation, is a private investment fund that is owned by its investors and managed by Brown Simpson Asset Management, LLC, a Delaware limited liability company. Brown Simpson Asset Management, LLC, of which Mitchell D. Kaye is the managing member, has voting and investment control over the shares owned by Xmark Fund, Ltd.

(11)	Xmark Fund, LP, a Delaware limited partnership, is a private investment fund that is owned by its investors and managed by its general partner, Brown Simpson Capital, LLC, a Delaware limited liability company. Brown Simpson Capital, LLC, of which Mitchell D. Kaye is the managing member, has voting and investment control over the shares owned by Xmark Fund, LP.

(12)	Mitchell Kopin, the president of Downsview Capital, Inc., the General Partner of Cranshire Capital LP, has sole voting and investment control over the securities beneficially owned by Cranshire Capital LP.

(13)	Pursuant to the terms of certain warrants issued to Cranshire Capital LP, the number of shares of our common stock that may be acquired by the holder of these warrants upon any exercise of the warrant is limited to the extent necessary to insure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.90% of the total number of shares of our common stock then outstanding.

(14)	Pursuant to the terms of certain warrants issued to the Selling Stockholder, the number of shares of our common stock that may be acquired by the holder of the warrant upon any exercise of the warrant is limited to the extent necessary to insure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 9.95% of the total number of shares of our common stock then outstanding.

(15)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(16)	Barry Kurokawa and David B. Musket, the managing partners of ProMed Partners, L.P., has voting and investment power over the securities beneficially owned by ProMed Partners, L.P. Barry Kurokawa also has direct or shared voting and investment power over 17,000 shares of common stock not included in the above Selling Stockholder table.

(17)	Barry Kurokawa and David B. Musket, the managing partners of ProMed Offshore Fund, Ltd., has voting and investment power over the securities beneficially owned by ProMed Offshore Fund, Ltd. Barry Kurokawa also has direct or shared voting and investment power over 17,000 shares of common stock not included in the above Selling Stockholder table.

(18)	Jeffrey B. Davis, Daniel DiPietro, Joshua Golomb and Preston Tsao are employees of SCO Financial Group LLC.

(19)	Wayne Rothbaum, a Principal of Quogue Capital LLC, has voting and investment power over the securities beneficially owned by Quogue Capital LLC.

(20)	Konrad Ackerman, a Director of Alpha Capital AG, has voting and investment power over the securities beneficially owned by Alpha Capital AG.

(21)	Brian Shatz, the Managing Member of Bluegrass Growth Fund LP, has voting and investment power over the securities beneficially owned by Bluegrass Growth Fund LP.

(22)	Ira Levanthal has voting and investment power over the securities benefically owned by OTAPE Investments LLC.

(23)	John Lang, Inc. is general partner of Islandia, L.P. Richard Berner is President of John Lang, Inc. and is the natural person who exercises voting and investment control over the securities beneficially owned.

(24)	Michel A. Amsalem, a Director of Midsummer Investment, Ltd., has voting and investment power over the securities beneficially owned by Midsummer Investment Ltd.

(25)	SB Venture Capital Management, LLC is the Investment Advisor to Sands Brothers Venture Capital, LLC. Martin Sands is the Manager of SB Venture Capital Management, LLC and is the natural person exercising voting and investment control over securities beneficially owned by Sands Brothers Venture Capital, LLC.

(26)	SB Venture Capital II Management, LLC is the Investment Advisor to Sands Brothers Venture Capital II, LLC. Martin Sands is the Manager of SB Venture Capital II Management, LLC and is the natural person exercising voting and investment control over securities beneficially owned by Sands Brothers Venture Capital II, LLC.

(27)	SB Venture Capital III Management, LLC is the Investment Advisor to Sands Brothers Venture Capital III, LLC. Martin Sands is the Manager of SB Venture Capital III Management, LLC and is the natural person exercising voting and investment control over securities beneficially owned by Sands Brothers Venture Capital III, LLC.

(28)	SB Venture Capital IV Management, LLC is the Investment Advisor to Sands Brothers Venture Capital IV, LLC. Martin Sands is the Manager of SB Venture Capital IV Management, LLC and is the natural person exercising voting and investment control over securities beneficially owned by Sands Brothers Venture Capital IV, LLC.

(29)	Bernd R. Seizinger, M.D., Ph.D., the President and Chief Executive Officer of GPC Biotech AG, has voting and investment power over the securities beneficially owned by GPC Biotech AG.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq SmallCap Market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.

     The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

     The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

     The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

     In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

     We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

DESCRIPTION OF SECURITIES TO BE REGISTERED

     The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

     We have authority to issue 50,000,000 shares of common stock, $.001 par value per share. As of October 23, 2003, we had 6,343,086 shares of common stock outstanding, held of record by approximately 388 stockholders.

Terms

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our Board of Directors is divided into three classes, with the term of each class expiring every third year at the annual meeting of stockholders. The number of directors is distributed equally between the three classes.

     With regard to dividends, no dividend on our common stock may be paid unless, at the time of such payment, all accrued dividends on our Series D 8% Cumulative Convertible Voting Preferred Stock have been paid, and we have on hand cash and other liquid assets sufficient to pay in full, in cash, the liquidation preference that would be payable to the holders of the preferred stock, as if such liquidation preference were then payable. Subject to this preference and the preferences that may be applicable to the holders of any other class of our preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors.

     In the event of liquidation, dissolution or winding up of Spectrum, before any distribution of our assets shall be made to or set apart for the holders of our common stock, the holders of our Series D 8% Cumulative Convertible Voting Preferred Stock and our Series E Convertible Voting Preferred Stock shall be entitled to receive payment out of our assets in an amount equal to the liquidation preference set forth in the Certificate of Designations for the preferred stock. If the assets available for distribution to stockholders exceed the aggregate amount of the liquidation preference with respect to all shares of the preferred stock then outstanding, then the holders of our common stock shall be entitled to receive, subject to the rights of the holders of any other class of our preferred stock, if any, pro rata all of our remaining assets available for distribution to our stockholders.

     Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Stockholder Rights Plan

     On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock, other than pursuant to a transaction approved in advance by our Board of Directors. The description and terms of the rights are set forth in a Rights Agreement between us and U.S. Stock Transfer Corporation, as rights agent, filed with the Securities and Exchange Commission on December 26, 2000, as Exhibit 4.1 to our Form 8-A, as amended by Amendment No. 1 dated July 23, 2003, filed with the Securities and Exchange Commission on August 14, 2003, as Exhibit 4.1 to our Form 10-Q for the period ended June 30, 2003.

Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws

     The following paragraphs summarize certain provisions of the Delaware General Corporation Law and the Company’s Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company’s Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

     Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

     Our Certificate of Incorporation limits the extent to which our directors are personally liable to Spectrum and our stockholders, to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

     Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. Our Bylaws also provide for a classified board. See “Terms” above.

     We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:

•	prior to such date the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder,”

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of a least 66?% of the outstanding voting stock which is not owned by the “interested stockholder.”

     A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of Spectrum may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

VALIDITY OF COMMON STOCK

     Latham & Watkins LLP, Costa Mesa, California, will pass on the validity of the issuance of the shares of common stock offered by this prospectus.

EXPERTS

     The consolidated financial statements of the Company as of December 31, 2002 and for the year ended December 31, 2002, incorporated by reference in this registration statement have been audited by Kelly & Company, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of the Company as of December 31, 2001 and for the two years ended December 31, 2001 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, and in reliance upon Rule 437a of the Securities Act, we have not therefore filed their consent. Because Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen LLP in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission of a material fact required to be statement in those financial statements.

LIMITATION ON LIABILITY AND DISCLOSURE OF SEC POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company’s Certificate of Incorporation, as amended, bylaws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 28, 2003, as amended by Amendment No. 1 on Form 10-K/A, filed on April 30, 2002, and Amendment No. 2 on Form 10-K/A, filed on May 13, 2003;

•	Our quarterly reports on Form 10-Q for the quarter ended March 31, 2003, filed on May 14, 2003, for the quarter ended June 30, 2003, filed on August 14, 2003 and for the quarter ended September 30, 2003, filed on November 13, 2003;

•	Our current reports on Form 8-K filed on January 2, 2003, January 17, 2003, April 10, 2003, May 16, 2003, June 3, 2003, August 15, 2003, August 18, 2003 (dated August 15, 2003), August 20, 2003, September 30, 2003 and October 2, 2003;

•	The description of our common stock contained in the Registration of Securities of Certain Successor Issuers filed pursuant to Section 12(g) of the Exchange Act on Form 8-B on June 27, 1997, including any amendment or reports filed for the purpose of updating such description; and

•	The description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in the Registration of Certain Classes of Securities filed pursuant to Section 12(g) of the Exchange Act on Form 8-A on December 26, 2000, including any amendment or reports filed for the purpose of updating such description.

     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Spectrum Pharmaceuticals, Inc.
Attn: Investor Relations
157 Technology Drive
Irvine, California 92618
(949) 788-6700

     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

     This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-110103). That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the selling stockholders. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their web site.

7,264,370 SHARES OF COMMON STOCK

SPECTRUM PHARMACEUTICALS, INC.

PROSPECTUS

November 13, 2003

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of the Company since the date hereof.